THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

October 15, 2012

EDGAR CORRESPONDENCE

Kathy L. Churko

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 248 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series Roosevelt Multi-Cap Fund (the “Fund”). As requested, Tandy reps are attached as Schedule 1 to this letter.

A.	Responses to SEC Staff Comments regarding the Fund’s Prospectus

1.	Comment

In the table that appears under the heading “Summary Section—Fees and Expenses of the Fund—Annual Fund Operating Expenses,” please confirm why the footnote to this table indicates that “Other Expenses” are based on estimated amounts for the first year of operations.

Response

Because the Institutional Class of shares is new and has not yet been launched, we estimated “Other Expenses” based on the expenses of the Fund’s existing share class, the Investor Class. We plan to clarify this in the Fund’s next update to its registration statement on Form N-1A by editing the footnote to read “Other Expenses are based on expenses of Investor Class shares for the Fund’s last fiscal year.”

Please note that, as disclosed in the Fund’s prospectus, the Fund’s adviser pays all of the operating expenses of the Fund except brokerage fees and commissions, taxes, borrowing costs (such as interest and dividend expense of securities sold short), fees and expenses of independent trustees, extraordinary expenses, Rule 12b-1 fees and expenses, and any indirect expenses (such as fees and expenses of acquired funds). The 0.01% Other Expense figure represents fees and expenses of the independent trustees.

2.	Comment

Please further summarize the principal investment strategies of the Fund in the “Summary Section—Principal Investment Strategies” sub-section of the Fund’s prospectus. In addition, because the Fund’s portfolio turnover rate has been in excess of 100% over the past five fiscal-years, please disclose “frequent trading” as a principal investment strategy in this sub-section.

Response

We have summarized Fund’s principal investment strategies and have included “frequent trading” as a principal investment strategy. Attached as Schedule 2 is a redline showing the revisions to be made to the “Summary Section—Principal Investment Strategies” sub-section of the Fund’s prospectus.

3.	Comment

Under the heading “Summary Section—Portfolio Management—Portfolio Managers,” please include the month and year that each portfolio manager began managing the Fund.

Response

We will make the requested change to the Fund’s prospectus in the Fund’s next update to its registration statement on

Form N-1A.

4.	Comment

In the “Adviser” sub-section of the “Additional Information about Management of the Fund” section, please clarify that, while the management fee paid during the previous fiscal year was 1.00%, the Fund’s new management fee is 0.90%.

Response

We will clarify this in the Fund’s next update to its registration statement on Form N-1A.

*    *    *    *    *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6295 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of October 15, 2012.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 248 (“PEA 248”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series Roosevelt Multi-Cap Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 248 about the Fund are the responsibility of the Fund;

2.	The Fund acknowledges that, by declaring the PEA 248 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President

Schedule 2

Principal Investment Strategies

The Fund invests primarily in common stocks ~~of U.S. companies, although the Fund may also purchase stock of non-U.S. companies. The adviser pursues investment opportunities in companies of all market capitalizations, although the Fund typically invests in companies with market capitalizations exceeding $500 million, without regard for investment style~~ (growth or value ~~or growth). The adviser does not limit its approach to one specific research method. Rather, it uses top-down and bottom-up research styles to identify investment opportunities.~~

~~Through the adviser’s top-down process, it attempts to understand and identify change – whether it is economic, political, social, demographic or industry-specific – which is expected to be long-term and enduring. The adviser translates these changes into long-term investment themes, which the adviser believes will result in portfolio diversification. The adviser utilizes this theme-based approach to select companies that it believes will take advantage of market inefficiencies and will offer long-term outperformance in a variety of market conditions. The adviser continually re-evaluates its themes and adjusts the Fund’s portfolio holdings as it believes appropriate to take advantage of evolving market conditions.~~

~~Through the adviser’s bottom-up research process, it seeks to identify stocks that have very attractive risk and return characteristics. While the adviser’s themes act as a framework from which it researches companies and builds the Fund’s portfolio, it will also invest in ‘non-thematic’ stocks that possess the potential to add positive returns to the Fund. The adviser considers various factors in deciding whether to buy a particular stock as it searches for companies whose business models are poised to take advantage of these themes. Once the adviser has identified such companies, it conducts thorough analyses (fundamental, technical, and quantitative) from which it bases its security selection. Finally, the adviser considers whether a favored company is attractively priced. Valuation is a key input in the decision making process. Equity securities in which the Fund may invest include common stocks of U.S. and foreign~~stocks or both) of U.S. companies of any ~~market capitalization,~~size that the adviser believes have favorable investment potential. The Fund may also invest in common stock equivalents (such as warrants and rights), shares of open-~~end~~ and closed-end mutual funds and exchange-traded funds (“ETFs”) that invest primarily in equity securities, and equity real estate investment trusts (REITs). ~~Equity REITs trade like common stocks and invest directly in real estate, or other readily marketable securities that are issued by companies investing in, or that are secured by, real estate or real estate interests. The Fund~~ While the Fund primarily invests in U.S. securities, it may invest in foreign securities ~~(including emerging markets) directly, or indirectly through American Depositary Receipts (ADRs). ADRs are trust certificates representing ownership of shares of a foreign issuer, and are an alternative to purchasing foreign securities in their national markets and currencies.~~, some of which may be located in emerging market countries.

~~The adviser also focuses on risk management of the Fund’s portfolio. The adviser evaluates general market risks, as well as risks of the Fund’s portfolio companies, using various models and key economic data. Based on its research, the adviser may determine to hedge a portfolio~~

~~stock by, for example, buying another stock in an inversely correlated industry, or by buying lower volatility stocks during volatile market times. The Fund may attempt to hedge its portfolio by investing in inverse ETFs, including leveraged ETFs. Inverse ETFs seek to provide investment results that match a certain percentage of the inverse of the results of a specific index on a daily or monthly basis.~~In choosing investments for the Fund’s portfolio, the adviser utilizes both top-down and bottom-up research methods. The adviser may consider, among other things, a company’s valuation, growth potential, projected future earnings, competitive position in its industry, as well as general market conditions in deciding whether to buy or sell investments. The adviser also considers risk, and may at times attempt to hedge the Fund’s portfolio by, among other things, investing in securities it expects to exhibit low volatility, investing in securities it expects to perform inversely to the Fund’s portfolio, and investing in inverse ETFs, including leveraged ETFs. In an effort to achieve its goal, the Fund may engage in active and frequent trading.